Exhibit 99.4

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Nutrien Ltd.

We consent to the use of our reports, each dated February 19, 2020, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting for Nutrien Ltd. included in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of such reports in the registration statements on Form S-8 of Nutrien Ltd. (File Nos. 333-222384, 333-222385 and 333-226295) and Form F-10 of Nutrien Ltd. (File No. 333-223273).

Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

/s/ KPMG LLP

Chartered Professional Accountants

February 28, 2020

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.